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                                  EXHIBIT 8.2

                   Opinion of Clark, Schaefer, Hackett & Co.
                     regarding Ohio income tax consequences

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                 [CLARK, SCHAEFER, HACKETT & CO. LETTERHEAD]








                                 May 9, 1996



Board of Directors
Kenwood Bancorp Inc.
Kenwood Savings and Loan Association
Kenwood Federal Mutual Holding Company
7711 Montgomery Rd.
Cincinnati, OH  45236


        Re: State Tax Opinion relating to (i) conversion of Kenwood Federal Mutual Holding Company ("MHC") from mutual to stock form; (ii) the merger of MHC with and into Kenwood Savings and Loan Association (the Association) (the foregoing transaction referred to as "Merger 1"); and (iii) acquisition of the Association by Kenwood Bancorp Inc., an Ohio-chartered company (the "Company"), by means of a merger of Association with a federally-chartered, interim stock savings institution (the "Interim Savings Bank) which will be organized as a wholly owned subsidiary of the Company (the foregoing transaction referred to as "Merger 2").

Gentlemen:

        In accordance with your request, set forth below is the opinion of this firm relating to the State of Ohio tax consequences of the proposed Merger 1 and Merger 2 transactions described above (collectively, the "Conversion").

                                    FACTS

        We reviewed the Federal Income Tax Opinion of Elias, Matz, Tiernan & Herrick L.L.P. dated May 3, 1996, which was addressed and furnished to you, and we have relied on the facts stated in that opinion and the Company's Prospectus as to the manner in which the formation of the Company and the Interim Savings Bank and the conversion of MHC from mutual to stock form will be accomplished.






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                 [CLARK, SCHAEFER, HACKETT & CO. LETTERHEAD]


                                    - 2 -


                             OPINION OF THE FIRM

        Based solely upon the information and facts in the opinion of Elias, Matz, Tiernan & Herrick L.L.P. dated May 3, 1996, and the Company's Prospectus we render the following opinion:

1. Both Merger 1 and Merger 2 will not, per se, result in any adverse tax consequences under Ohio law to the Association or the Company. However, to the extent that the issuance and sale of Company stock increases the net worth of the Association and/or the Company, the Ohio franchise tax liability of the Association and/or the Company could be increased.

2. The conversion itself will not, per se, result in any adverse tax consequences under Ohio law to the depositors of the Company.

        The various State laws and regulations on which this opinion is based are necessarily subject to change from time to time and any such change could affect this opinion. In addition, the opinion stated herein is based upon the facts mentioned above. Any changes in the facts could affect the conclusions stated herein. We hereby consent to the use of our firm's name and to references to our firm in the Registration Statement to be filed with SEC and the Prospectus included herein.

                                        Sincerely,

                                        CLARK, SCHAEFER, HACKETT & CO.

                                        /s/ CLARK, SCHAEFER, HACKETT & CO.